UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In view of the recent media reports and to the best knowledge of Pintec Technology Holdings Limited (the “Company”), the recent matters related to Mr. Jun Dong, Chairman of the Board of Directors of the Company, are hereby announced as follows:

•

The Company has confirmed with Mr. Jun Dong’s family members that he has been detained and under custody of the relevant PRC government authority. The Company is not associated with this matter, nor has the Company received any official notice from any government authority as of the date of this report.

•

Mr. Jun Dong, in his capacity as Chairman of the Board of Directors of the Company, does not participate in the daily operations and management of the Company. As of the date of this report, the business and the daily operations of the Company and its subsidiaries are conducted in ordinary courses and all the works are carried out in an orderly manner.

The Company will monitor the progress of the aforesaid matters continuously, communicate with the relevant government authority proactively, and disclose additional information in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

Pintec Technology Holdings Limited

By:	/s/ Victor Huike Li
Name:	Victor Huike Li
Title:	Director and Chief Executive Officer